Exhibit (a)(24)

News Release                          TRW Inc.                    [TRW Logo]
                                      1900 Richmond Road
                                      Cleveland, OH 44124


For Immediate Release                      Contact
                                           Judy Wilkinson or Barrett Godsey
                                           Joele Frank, Wilkinson Brimmer
                                           Katcher
                                           212-355-4449

                                           Jay McCaffrey, TRW Media
                                           216-291-7179

                                           Ron Vargo, TRW Investors
                                           216-291-7506


TRW SENDS LETTER TO SHAREHOLDERS

Urges Shareholders To Tell Northrop It Should Participate In TRW's Process To Enhance Shareholder Value

CLEVELAND, April 29, 2002 - TRW Inc. (NYSE: TRW) today sent the following letter to TRW shareholders urging them to protect the value of their investment and vote against Northrop Grumman Corporation's (NYSE: NOC) control share acquisition proposal at the Special Meeting of Shareholders to be held at 8:30 a.m. local time on May 3, 2002 at TRW's corporate headquarters, 1900 Richmond Road, Lyndhurst, Ohio:


         Your Board Has A Process In Place To Deliver Full Value To
          TRW Shareholders. This Process Is Working. On May 3rd,
              Tell Northrop To Participate In TRW's Process.



                                                             April 29, 2002

         Dear Fellow Shareholder:

         At TRW's Annual Meeting, you overwhelmingly rejected two of Northrop Grumman's proposals, and thereby demonstrated your confidence in TRW's Board of Directors and our strategic plan. On behalf of your Board, we thank you for your support.

         ACTIONS SPEAK LOUDER THAN WORDS - TRW'S BOARD IS DOING ALL THE RIGHT THINGS TO DELIVER VALUE TO TRW SHAREHOLDERS IN EXCESS OF NORTHROP'S OFFER

         We are pursuing two parallel paths that we believe will deliver value to you in excess of Northrop's inadequate and highly conditional offer:

         o We are moving forward with our value enhancement plan to spin-off our Automotive business. We are in the best position to successfully execute this strategy; and

         o We are exploring other strategic alternatives to ensure that shareholders receive full value for their TRW investment. We have already entered into confidentiality agreements with several interested parties. Northrop has been invited to participate in TRW's process but, to date, has declined to do so.

         And we are keeping our eye on the ball when it comes to running our businesses:

         o     First quarter earnings were up 20% over the prior year;

         o We raised our 2002 EPS guidance to $3.55 - $3.60 from $3.30 to reflect the strength of our businesses and market opportunities; and

         o We are winning key contracts - we were recently named prime contractor on the Department of Defense's missile tracking Space-Based Infrared System Low (SBIRS Low) program.

         WE BELIEVE NORTHROP'S OFFER IS INADEQUATE . . . AND HIGHLY
         CONDITIONAL:

         o It is subject to Northrop's completing due diligence to its satisfaction - there is no commitment that they will actually pay you $53* per share;

         o     It contains no control premium; and

         o It fails to compensate you for the value of the synergies that Northrop would likely realize if a transaction were consummated.

         SUPPORT TRW'S PROCESS TO DELIVER VALUE IN EXCESS OF NORTHROP'S OFFER-- VOTE AGAINST NORTHROP'S PROPOSAL ON THE GOLD PROXY CARD

         Send a message to Northrop that YOU believe its offer is both inadequate and highly conditional and that Northrop should participate in TRW's process. If Northrop's proposal is approved, it may encourage Northrop to pursue its acquisition of TRW at its current offer. Northrop's current offer of $53 per share is inadequate, highly conditional and below TRW's current market price. In fact, on April 26, 2002, your TRW shares closed at $54.50. Protect the value of your TRW investment - vote AGAINST Northrop's control share acquisition proposal at the upcoming Special Meeting of Shareholders to be held at 8:30 a.m. local time on May 3, 2002 at TRW's corporate headquarters, 1900 Richmond Road, Lyndhurst, Ohio.

         If you have already signed and submitted Northrop's blue proxy card, you can easily revoke that proxy by signing, dating and mailing TRW's GOLD proxy card TODAY. This may be your last opportunity to vote and every vote counts - no matter how many shares you own.

On behalf of TRW's Board of Directors, we thank you for your continued support,


                          /s/ Philip A. Odeen          /s/ Kenneth W. Freeman
                          Philip A. Odeen              Kenneth W. Freeman
                          Chairman                     Lead Director



If you have any questions or need assistance in voting your shares, please call:

                 GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                              17 STATE STREET
                                 10TH FLOOR
                          NEW YORK, NEW YORK 10004
                       CALL TOLL FREE: (866) 649-8030



         * Northrop Grumman's Offer to Exchange would provide for each share of TRW common stock to be exchanged for that number of shares of Northrop Grumman common stock having a value equal to $53. The exact exchange ratio would be determined by dividing $53 by the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer to Exchange, but in no event will the exchange ratio be more than 0.4690 ($53/$113) or less than 0.4309 ($53/$123)

         Note: Certain cautionary language relating to the benefits of the value enhancement plan and any forward-looking statements in this letter are contained in TRW's April 1, 2002 Proxy Statement relating to the Special Meeting.


TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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